Exhibit 3.1

Amendment No. 1 to the
Second Amended and Restated Bylaws
of
DiamondRock Hospitality Company

          Section 2 of Article II of the Second Amended and Restated Bylaws of DiamondRock Hospitality Company is hereby amended and restated as follows:

          Section 2.          ANNUAL MEETING.  An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be set by the Board of Directors on the fourth Thursday of the fourth month after the close of each fiscal year at such time as shall be fixed by the Board of Directors, or at such other date and time as may be fixed by the Board of Directors within thirty (30) days following such date.  If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held at the same time on the next succeeding business day.